Eco Wave Power Global AB (publ)

52 Derech Menachem Begin St.

Tel Aviv-Yafo, Israel 6713701

June 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Eco Wave Power Global AB (publ) (CIK: 0001846715)
Registration Statement No. 333-256515 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Eco Wave Power Global AB (publ) (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on June 30, 2021 at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

ECO WAVE POWER GLOBAL (AB) (PUBL)

By:	/s/ Inna Braverman
Inna Braverman, Chief Executive Officer